As filed pursuant to Rule 424(b)(2) under the Securities Act of 1933 Registration No. 333-100195

PROSPECTUS

646,384 Shares

JAKKS Pacific, Inc.

Common Stock

        This prospectus relates to 646,384 shares of our common stock that may be sold from time to time by the selling shareholders listed under the caption “Selling Stockholders” on page 10. We will not receive any of the proceeds from the sale of the common stock. See “Use of Proceeds.”

      The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may determine the prices at which they will sell the common stock, which prices may be at market prices prevailing at the time of such sale or some other price. The selling stockholders may sell the common stock through ordinary brokerage transactions, directly to marketmakers of our shares or through any other means described in the section “Plan of Distribution” beginning on page 11. We cannot assure you that the selling stockholders will sell all or a portion of the common stock offered under this prospectus.

      Our common stock is traded on the Nasdaq National Market System under the symbol “JAKK.” On October 25, 2002, the last reported sale price of our common stock on the Nasdaq National Market System was $11.44 per share.

       INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” ON PAGE 2.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 28, 2002

FORWARD LOOKING STATEMENTS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
ACQUISITION OF TOYMAX
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

      You should rely only on the information contained or incorporated in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sale are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. In this prospectus, references to the “Company,” “JAKKS,” “we,” “us” and “our” refer to JAKKS Pacific, Inc. and, where the context requires (such as when we discuss our business, operations, properties or products), our subsidiaries.

FORWARD LOOKING STATEMENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes or incorporates by reference “forward-looking statements.” For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. When words like “intend,” “anticipate,” “believe,” “estimate,” “plan” or “expect,” are used these are forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under “Risk Factors” below and elsewhere in this joint proxy statement/prospectus. You should understand that forward-looking statements made in connection with this joint proxy statement/prospectus are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain information or upon the occurrence of future events or otherwise.

RISK FACTORS

      An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors in conjunction with the other information contained and incorporated by reference in this prospectus before purchasing our securities. If any of the risks discussed in this prospectus actually occur, our business, operating results, cash flows, prospects or financial condition could be materially adversely affected. This may cause the market price of our securities to decline and could cause you to lose all or part of your investment.

     We are Subject to Changing Consumer Preferences and New Product Introductions

      Our business and operating results depend largely upon the appeal of its products. Our continued success in the toy industry will depend on our ability to redesign, restyle and extend our existing core products and product lines as consumer preferences evolve, and to develop, introduce and gain customer acceptance of new products and product lines. Several trends in recent years have presented challenges for the toy industry, including:

•	the phenomenon of children outgrowing toys at younger ages, particularly in favor of interactive and high technology products;

•	increasing use of technology;

•	shorter life cycles for individual products; and

•	higher consumer expectations for product quality, functionality and value.

      We cannot assure you that:

•	our current products will continue to be popular with consumers;

•	the product lines or products that we introduce will achieve any significant degree of market acceptance; or

•	the life cycles of our products will be sufficient to permit us to recover licensing, design, manufacturing, marketing and other costs associated with those products.

     We are Subject to Changing Popularity of Our Products

      The success of many of our character-related and theme-related products depends on the popularity of characters in movies, television programs, live wrestling exhibitions and other media. We cannot assure you that:

•	media associated with our character-related and theme-related product lines will be released at the times we expect or will be successful;

•	the success of media associated with our existing character-related and theme-related product lines will result in substantial promotional value to our products;

•	we will be successful in renewing licenses upon expiration on terms that is favorable to us; or

•	we will be successful in obtaining licenses to produce new character-related and theme-related products in the future.

     There Are Risks Associated with Our License Agreements

•	Our Current Licenses Require us to Pay Minimum Royalties

      Sales of products under trademarks or trade or brand names licensed from others account for substantially all of our net sales. Product licenses allow us to capitalize on characters, designs, concepts and inventions owned by others or developed by toy inventors and designers. Our license agreements generally require us to make specified minimum royalty payments, even if we fail to sell a sufficient number of units to cover these amounts. In addition, under certain of our license agreements, if we fail to achieve certain prescribed sales targets, we may be unable to retain or renew these licenses.

•	Some of Our Licenses Are Restricted as to Use

      Under some of our license agreements, including WWE and Nickelodeon, the licensors have the right to review and approve our use of their licensed products, designs or materials before we may make any sales. If a licensor refuses to permit our use of any licensed property in the way we propose, or if their review process is delayed, our development or sale of new products could be impeded.

•	New Licenses Are Difficult and Expensive to Obtain

      Our continued success will depend substantially on its ability to obtain additional licenses. Intensive competition exists for desirable licenses in the toy industry. We cannot assure you that it will be able to secure or renew significant licenses on terms acceptable to us. In addition, as we add licenses, the need to fund additional royalty advances and guaranteed minimum royalty payments may strain its cash resources.

•	A Limited Number of Licensors Account for a Large Portion of Our Net Sales

      We derive a significant portion of its net sales from a limited number of licensors. If one or more of these licensors were to terminate or fail to renew our license or not grant us new licenses, our business, financial condition and results of operations could be adversely affected.

     The Toy Industry Is Highly Competitive

      The toy industry is highly competitive. Globally, certain of our competitors have financial and strategic advantages over us, including:

•	greater financial resources;

•	larger sales, marketing and product development departments;

•	stronger name recognition;

•	longer operating histories; and

•	greater economies of scale.

      In addition, the toy industry has no significant barriers to entry. Competition is based primarily on the ability to design and develop new toys, to procure licenses for popular characters and trademarks and to successfully market products. Many of our competitors offer similar products or alternatives to our products. Our competitors have obtained and are likely to continue to obtain licenses that overlap our licenses with respect to products, geographic areas and markets. We cannot assure you that we will be able to obtain adequate shelf space in retail stores to support its existing products or to expand our products and product lines or that we will be able to continue to compete effectively against current and future competitors.

     Our Video Game Joint Venture with THQ Is Subject to Numerous Risks and Uncertainties

      In addition to the risks relating to us and the toy industry, our joint venture with THQ faces the following risks:

•	The joint venture depends entirely on a single license, which gives the venture exclusive worldwide rights to produce and market video games based on World Wrestling Entertainment characters and themes. The popularity of professional wrestling, in general, and the World Wrestling Entertainment, in particular, is subject to changing consumer tastes and demands. The relative popularity of professional wrestling has fluctuated significantly in recent years. A decline in the popularity of the World Wrestling Entertainment could adversely affect the joint venture’s and our business, financial condition and results of operations.

•	The joint venture relies on hardware manufacturers and THQ’s non-exclusive licenses with them for the right to publish titles for their platforms and for the manufacture of the joint venture’s titles. If

THQ’s manufacturing licenses were to terminate and the joint venture could not otherwise obtain these licenses from other manufacturers, the joint venture would be unable to publish additional titles for these manufacturers’ platforms, which would materially adversely affect the joint venture’s and our business, financial condition and results of operations.

•	The software industry has experienced periods of significant growth in consumer interest, followed by periods in which growth has substantially declined. The joint venture’s sales of software titles depend, among other factors, on the popularity and unit sales of platforms generally, as well as on the relative popularity and unit sales of various platforms. The relative popularity of certain platforms has fluctuated significantly in recent years. An unexpected decline in the popularity of a particular platform can be expected to have a material adverse affect on consumer demand for titles released or to be released by the joint venture for such platforms.

•	The joint venture’s failure to timely develop titles for new platforms that achieve significant market acceptance, to maintain net sales that are commensurate with product development costs or to maintain compatibility between its personal computer CD-ROM titles and the related hardware and operating systems would adversely affect the joint venture’s and our business, financial condition and results of operations.

•	In general, THQ controls the day-to-day operations of the joint venture and all of its product development and production operations. Accordingly, the joint venture relies exclusively on THQ to manage these operations effectively. THQ’s failure to effectively manage the joint venture would have a material adverse effect on the joint venture’s and our business and results of operations.

     We May Not Be Able To Sustain or Manage Our Rapid Growth

      We have experienced rapid growth in net sales, operating income and net income over the last five years. As a result, comparing our period-to-period operating results may not be meaningful and results of operations from prior periods may not be indicative of future results. We cannot assure you that we will continue to experience growth in, or maintain our present level of, net sales or net income.

      Our growth strategy calls for it to continuously develop and diversify our toy business by acquiring other companies, entering into additional license agreements, refining our product lines and expanding into international markets, which will place additional demands on our management, operational capacity and financial resources and systems. The increased demand on our management may necessitate our recruitment and retention of qualified management personnel. We cannot assure you that it will be able to recruit and retain qualified personnel or expand and manage our operations effectively and profitably. To effectively manage future growth, we must continue to expand our operational, financial and management information systems and to train, motivate and manage its work force. There can be no assurance that our operational, financial and management information systems will be adequate to support our future operations. Failure to expand our operational, financial and management information systems or to train, motivate or manage employees could have a material adverse effect on its business, financial condition and results of operations.

      In addition, implementation of our growth strategy is subject to risks beyond our control, including competition, market acceptance of new products, changes in economic conditions, our ability to obtain or renew licenses on commercially reasonable terms and our ability to finance increased levels of accounts receivable and inventory necessary to support its sales growth, if any. Accordingly, we cannot assure you that our growth strategy will continue to be implemented successfully.

     We Need To Be Able To Acquire and Integrate Companies and New Product Lines Successfully

      Our growth strategy depends in part upon our ability to acquire companies and new product lines. Future acquisitions will succeed only if we can effectively assess characteristics of potential target companies and product lines, such as:

•	attractiveness of products;

•	suitability of distribution channels;

•	management ability;

•	financial condition and results of operations; and

•	the degree to which acquired operations can be integrated with our operations.

      We cannot assure you that it can identify attractive acquisition candidates or negotiate acceptable acquisition terms, and our failure to do so may adversely affect our results of operations and our ability to sustain growth. Our acquisition strategy involves a number of risks, each of which could adversely affect our operating results, including:

•	difficulties in integrating acquired businesses or product lines, assimilating new facilities and personnel and harmonizing diverse business strategies and methods of operation;

•	diversion of management attention from operation of our existing business;

•	loss of key personnel from acquired companies; and

•	failure of an acquired business to achieve targeted financial results.

     A Limited Number of Customers Account for a Large Portion of Our Net Sales

      Our five largest customers accounted for 54.7% of its net sales in 2001. Except for outstanding purchase orders for specific products, we do not have written contracts with or commitments from any of our customers. A substantial reduction in or termination of orders from any of our largest customers could adversely affect our business, financial condition and results of operations. In addition, pressure by large customers seeking price reductions, financial incentives, changes in other terms of sale or for us to bear the risks and the cost of carrying inventory also could adversely affect our business, financial condition and results of operations. If one or more of our major customers were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us or return substantial amounts of our products, it could have a material adverse effect on our business, financial condition and results of operations. In addition, the bankruptcy or other lack of success of one or more of our significant retailers could negatively impact our revenues and bad debt expense. Kmart, one of our major customers, filed for Chapter 11 bankruptcy protection on January 22, 2002. We recorded a $5.0 million charge in its 2001 financial statements to allow for any losses that may result from Kmart’s bankruptcy filing. However, it is not possible to predict the ultimate impact of Kmart’s bankruptcy filing at this time.

     We Depends on Our Key Personnel

      Our success is largely dependent upon the experience and continued services of Jack Friedman, our Chairman and Chief Executive Officer, Stephen G. Berman, our President and Chief Operating Officer, and Michael Bianco, Jr., our Executive Vice President and Chief Merchandising Officer. We cannot assure you that it would be able to find an appropriate replacement for Mr. Friedman, Mr. Berman or Mr. Bianco if the need should arise, and any loss or interruption of Mr. Friedman’s, Mr. Berman’s or Mr. Bianco’s services could adversely affect our business, financial condition and results of operations. We maintain, and are the beneficiary of, a $4.0 million key-man life insurance policy on Mr. Friedman, which may be insufficient to fund the cost of employing his successor.

     We Depend on Third-Party Manufacturers

      We depend on approximately 20 third-party manufacturers who develop, provide and use the tools, dies and molds that we own to manufacture our products. However, we have limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could adversely affect our business, financial condition and results of operations.

      We do not have long-term contracts with our third-party manufacturers. Although we believe we could secure other third-party manufacturers to produce our products, our operations would be adversely affected if we lost our relationship with any of our current suppliers or if our current suppliers’ operations or sea or air transportation with our overseas manufacturers were disrupted or terminated even for a relatively short period of time. Our tools, dies and molds are located at the facilities of our third-party manufacturers.

      Although we do not purchase the raw materials used to manufacture our products, we are potentially subject to variations in the prices we pay our third-party manufacturers for products, depending on what they pay for their raw materials.

We Have Substantial Sales and Manufacturing Operations Outside of the United States Subjecting Us to Risks Common to International Operations.

      We sell products and operates facilities in numerous countries outside the United States. For the fiscal year ended December 31, 2001, sales to our international customers comprised approximately 14.1% of its net sales. We expect our sales to international customers to account for a greater portion of our revenues in future fiscal periods. Additionally, we utilizes third-party manufacturers located principally in The People’s Republic of China. These sales and manufacturing operations are subject to the risks normally associated with international operations, including:

•	currency conversion risks and currency fluctuations;

•	limitations, including taxes, on the repatriation of earnings;

•	political instability, civil unrest and economic instability;

•	greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;

•	complications in complying with laws in varying jurisdictions and changes in governmental policies;

•	greater difficulty and expenses associated with recovering from natural disasters;

•	transportation delays and interruptions; and

•	the potential imposition of tariffs.

      Our reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply, should such changes be necessary. However, if we were prevented from obtaining products or components for a material portion of our product line due to political, labor or other factors beyond its control, our operations would be disrupted while alternative sources of products were secured. Also, the imposition of trade sanctions by the United States against a class of products imported by us from, or the loss of “normal trade relations” status by China, could significantly increase our cost of products imported from that nation. Because of the importance of our international sales and international sourcing of manufacturing to our business, our financial condition and results of operations could be significantly and adversely affected if any of the risks described above were to occur.

Our Business Is Subject to Extensive Government Regulation and to Potential Product Liability Claims

      Our business is subject to various laws, including the Federal Hazardous Substances Act, the Consumer Product Safety Act, the Flammable Fabrics Act and the rules and regulations promulgated under these acts. These statutes are administered by the Consumer Product Safety Commission (CPSC), which has the authority to remove from the market products that are found to be defective and present a substantial hazard or risk of serious injury or death. The CPSC can require a manufacturer to recall, repair or replace these products under certain circumstances. We cannot assure you that defects in its products will not be alleged or found. Any such allegations or findings could result in:

•	product liability claims;

•	loss of sales;

•	diversion of resources;

•	damage to our reputation;

•	increased warranty costs; and

•	removal of our products from the market.

      Any of these results may adversely affect our business, financial condition and results of operations. There can be no assurance that our product liability insurance will be sufficient to avoid or limit our loss in the event of an adverse outcome of any product liability claim.

     We Depend on Our Proprietary Rights

      We rely on trademark, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish, protect and enforce our proprietary rights in our products. The laws of certain foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We cannot assure you that we or our licensors will be able to successfully safeguard and maintain our proprietary rights. Further, certain parties have commenced legal proceedings or made claims against JAKKS based on our alleged patent infringement, misappropriation of trade secrets or other violations of their intellectual property rights. We cannot assure you that other parties will not assert intellectual property claims against it in the future. These claims could divert our attention from operating our business or result in unanticipated legal and other costs, which could adversely affect our business, financial condition and results of operations.

Market Conditions and Other Third-Party Conduct Could Negatively Impact Our Margins and Implementation of Other Business Initiatives.

      Economic conditions, such as rising fuel prices and decreased consumer confidence, may adversely impact our margins. In addition, general economic conditions were significantly and negatively affected by the September 11th terrorist attacks and could be similarly affected by any future attacks. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our sales and profitability. Other conditions, such as the unavailability of electronics components, may impede our ability to manufacture, source and ship new and continuing products on a timely basis. Significant and sustained increases in the price of oil could adversely impact the cost of the raw materials used in the manufacture of JAKKS’ products, such as plastic.

     The Market Price of Our Common Stock May Be Volatile

      Market prices of the securities of toy companies are often volatile. The market price of our common stock may be affected by many factors, including:

•	fluctuations in our financial results;

•	the actions of our customers and competitors, including new product line announcements and introductions;

•	new regulations affecting foreign manufacturing;

•	other factors affecting the toy industry in general; and

•	sales of common stock into the public market.

      In addition, the stock market periodically has experienced significant price and volume fluctuations, which may have been unrelated to the operating performance of particular companies.

Our Ability to Issue Blank Check Preferred Stock and our Obligation to Make Severance Payments Could Prevent or Delay Takeovers

      Our certificate of incorporation authorizes the issuance of blank check preferred stock (that is, preferred stock that our board of directors can create and issue without prior stockholder approval) with rights senior to those of its common stock. In addition, our employment agreements with certain of our senior officers require us, under certain conditions, to make substantial severance payments to them if they resign after a change of control. These provisions could delay or impede a merger, tender offer or other transaction resulting in a change in control of the Company, even if such a transaction would have significant benefits to its stockholders. As a result, these provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

We Have Not Paid Dividends on Our Common Stock and Do Not Expect to in the Foreseeable Future.

      We have not paid dividends on our common stock since our inception and do not expect to in the foreseeable future, so our stockholders will not be able to receive a return on their investments without selling their shares. We presently anticipate that all earnings, if any, will be retained for development of our business and for future acquisitions. Any future dividends will be subject to the discretion of our board of directors and will depend on, among other things, future earnings, our operating and financial condition, our capital requirements and general business conditions.

      The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur.

      As of October 25, 2002, we had 23,585,149 shares of common stock outstanding. The market price of our common stock could be adversely affected by the issuance of shares of common stock pursuant to the terms of the merger.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in this offering.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “JAKK.” The following table sets forth the high and low closing sale prices of our common stock for the periods indicated as reported by the Nasdaq National Market. The prices have been adjusted to give retroactive effect to the two-for-one stock split effected on May 11, 2000.

	High	Low

2000
First Quarter	$25.19	$13.91
Second Quarter	25.00	13.25
Third Quarter	20.75	9.00
Fourth Quarter	10.56	7.00
2001
First Quarter	$15.00	$8.00
Second Quarter	19.44	8.78
Third Quarter	21.80	12.68
Fourth Quarter	25.38	12.44
2002
First Quarter	$25.70	$15.85
Second Quarter	23.49	15.91
Third Quarter (through October 25, 2002)	17.26	9.52

DIVIDEND POLICY

      We intend to retain our future earnings, if any, to finance the growth and development of our business, and, accordingly, we do not plan to pay any cash dividends on our common stock in the foreseeable future.

ACQUISITION OF TOYMAX

      On March 11, 2002, we purchased 8,100,065 shares of Toymax International, Inc. (“Toymax”) common stock from four of its principal stockholders, Best Phase Limited, Hargo (Barbados) Limited, Steven A. Lebensfeld and Harvey Goldberg in a transaction pursuant to a stock purchase agreement dated as of February 10, 2002 among us, Toymax and the principal stockholders. The aggregate purchase price we paid for the principal stockholder’s shares of Toymax common stock was $24,300,217.31 in cash and 646,384 shares of our common stock, based on a price per share consisting of $3.00 in cash and 0.0798 share of our common stock (with cash payable in lieu of any fractional share).

      As a result of this transaction, and prior open market purchases of Toymax common stock by us, as of September 27, 2002 we own 8,232,819 shares of Toymax common stock, representing approximately 66.8% of the outstanding shares of Toymax common stock.

      To complete our acquisition of Toymax, we propose to effect the merger described below. We estimate that the merger consideration payable in the merger (which is subject to certain conditions and contingent adjustments) will consist of approximately $12.4 million in cash and approximately 519,984 shares of our common stock.

      On February 10, 2002, we entered into an agreement of merger with JP/TII Acquisition Corp., JAKKS’ wholly-owned merger subsidiary, and Toymax pursuant to which the parties agreed that our merger subsidiary will merge into Toymax in a transaction in which the surviving corporation will become a wholly-owned subsidiary of JAKKS and the stockholders of Toymax, other than JAKKS, the merger subsidiary or Toymax or a subsidiary thereof, will receive merger consideration consisting of $3.00 in cash and 0.1258 share of JAKKS common stock. On October 25, 2002, Toymax’s stockholders approved the merger.

      In connection with the stock purchase agreement and the merger agreement, we entered into a registration rights agreement with the selling stockholders pursuant to which we agreed to register the shares of our common stock that the selling stockholders acquired as a result of the transactions set forth in the stock purchase agreement.

      Toymax is a consumer leisure products company that creates, designs and markets innovative and technologically advanced toys and other leisure products sold under several brands, including Toymax, Laser ChallengeTM, Creepy Crawlers®, Funnoodle® and Go Fly A KiteTM.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We entered into an employment agreement with Steven Lebensfeld, one of Toymax’s former directors and one of the selling stockholders in the stock purchase agreement, pursuant to which he serves as our Senior Vice President for Product Development for a period of one year for total compensation of $250,000, paid in equal monthly installments, less applicable withholdings. The agreement prohibits Mr. Lebensfeld from competing with us or soliciting any of our employees, suppliers or customers for one year following its termination. The agreement does not contain any change of control provision.

      We entered into a consulting agreement with Harvey Goldberg, one of Toymax’s former directors and one of the selling stockholders in the stock purchase agreement. The agreement engages Mr. Goldberg as a consultant to us regarding the international sales and marketing of our products for a period of one year for a consulting fee of $325,000, paid in equal monthly installments. The agreement prohibits Mr. Goldberg from competing with us or soliciting any of our employees, suppliers or customers for one year following its termination. The agreement does not contain any change of control provision.

      We entered into a termination and replacement of manufacturing agreement with Tai Nam Industrial Company Limited, a Hong Kong private limited company (“Tai Nam”), controlled by David Chu, one of Toymax’s former directors and one of the selling stockholders in the stock purchase agreement. The term of the agreement is for three years, and the agreement may be terminated by either party under certain conditions by providing twenty days’ written notice. The total consideration to be paid by us pursuant to this agreement is expected to exceed $60,000 per year. The agreement permits Tai Nam to continue to manufacture existing Toymax products for us, as well as manufacture new products for us and Toymax. The agreement prohibits Mr. Chu and Tai Nam from competing with us or soliciting any of our employees, suppliers or customers for one year following its termination.

SELLING STOCKHOLDERS

      The following table presents information known to us with respect to beneficial ownership of our common stock by the selling stockholders as of September 27, 2002. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Beneficially	Shares of Common Stock	Number of Shares
Selling Stockholders	Beneficially Owned	Owned After Offering(1)

Harvey Goldberg(2)	10,959	0
Best Phase Limited(3)	457,280	0
Hargo Barbados Limited(4)	89,123	0
Steven A. Lebensfeld(5)	89,022	0

(1)	Each of the selling stockholders is permitted to sell no more than 25% of their shares in each quarter following the effective date of the Toymax merger.

(2)	Mr. Goldberg is the former President and a former director of Toymax.

(3)	Best Phase Limited is a British Virgin Islands corporation with an address at: Units D-F, 26th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, N.T, Hong Kong. David Ki Kwan Chu and his wife, Frances Shuk Kuen Leung, own 100% of the outstanding shares of Best Phase Limited. Their address is: Units D-F, 26th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, N.T, Hong Kong. Mr. Chu is the former Chairman of the Board of Directors of Toymax.

(4)	Hargo (Barbados) Limited is a company that administers the Goldberg Family Trust, a trust for the benefit of Harvey Goldberg’s wife and children. Hargo (Barbados) Limited is wholly owned and controlled by CIBC West Indies Offshore Banking Corporation, as trustee for the Goldberg Family Trust and Mr. Goldberg disclaims beneficial ownership of such shares. Hargo (Barbados) Limited’s address is: CIBC Bank & Trust Company (Cayman) Limited, CIBC Centre, 3rd Floor, Warrens, P.O. Bag 503, Bridgetown, Barbados.

(5)	Mr. Lebensfeld is the former Chief Executive Officer and a former director of Toymax.

PLAN OF DISTRIBUTION

      Shares to be sold in this offering have been listed on the Nasdaq National Market System, subject to official notice of issuance.

      We are registering shares of common stock we issued to certain principal stockholders of Toymax in connection with our acquisition of Toymax. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

      The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered through the prospectus from time to time directly through one or more underwriters, broker-dealers or agents. In connection with the sale of our common stock by the selling stockholders, the stock purchase agreement limits the amount of common stock that each selling stockholder may sell to no more than 25% of each selling stockholder’s shares of common stock during each quarter following the effective time of Toymax merger.

      If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

      (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

      (2) in the over-the-counter market,

      (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4)	through the writing of options, whether such options are listed on an options exchange or otherwise, or

      (5) through the settlement of short sales.

      In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

      The selling stockholders and any broker-dealer participating in the distribution of shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

      Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

      We do not know whether any selling stockholder will sell any or all of the shares of common stock registered by the shelf registration statement of which this combined prospectus forms a part.

      We will pay all expenses of the registration of the shares of common stock under the registration rights agreement, including SEC filing fees and expenses of compliance with state securities or “blue sky” laws, except that the selling stockholders will pay any underwriting discounts and selling commissions. We expect that our expenses for this offering, including primarily filing fees and legal expenses, will be approximately $30,000.

      We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights agreement or we will be entitled to contribution.

      Once sold under the shelf registration statements, of which this combined prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

      The legality of the common stock offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York. Murray L. Skala, a partner of that firm, is one of our directors of and holds of record options to purchase 52,771 shares of our common stock, all of which are currently exercisable.

EXPERTS

      Our consolidated financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by PKF, Certified Public Accountants, A Professional Corporation, Los Angeles, California, independent auditors, as stated in their report incorporated by reference herein and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance with the Exchange Act we file reports, proxy statements and other information with the SEC. Our reports, proxy statements and most other information that we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy statements and other information as well as documents from other companies that file electronically with the SEC, and the address is http://www.sec.gov.

      This prospectus is only a part of a registration statement we filed with the SEC under the Securities Act of 1933 and, therefore, it does not include all the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus and the accompanying supplement. Among such exhibits are a number of our material contracts, and you should refer to the applicable exhibit for the complete text of any such contract described in this prospectus. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

      Our Internet address is www.jakkspacific.com. The information contained on our website and on any websites linked by our website, however, is not part of this prospectus and you should not rely on such information in deciding whether to invest in our securities.

      Our common stock is listed on the Nasdaq National Market under the symbol “JAKK.”

INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us, under certain circumstances, to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below.

•	Our Annual Report on Form 10-K/ A, for our fiscal year ended December 31, 2001;

•	Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2002 and June 30, 2002;

•	Our Current Reports on Form 8-K filed with the SEC on March 5, 2002, March 22, 2002, April 23, 2002, July 18, 2002 and September 4, 2002;

•	Our Statement on Schedule 13D relating to our acquisition of a controlling interest in Toymax filed March 20, 2002; and

•	The “Description of Registrant’s Securities to be Registered” contained in our Registration Statement on Form 8-A (File No. 0-28104), filed March 29, 1996 and the “Description of Securities — Common Stock” incorporated therein by reference to our Registration Statement on Form SB-2 (Reg. No. 333-2048-LA);

      Any documents we file pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act (File No. 0-28104) after the date of this prospectus and prior to the termination of the offering will automatically be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing those documents (except that each time we file a new annual report on Form 10-K, any of such documents filed prior to such filing shall no longer be incorporated into this prospectus). Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in those documents modifies or supersedes that statement. Any statements so modified or superseded will not be deemed to constitute a part of this prospectus, except as so modified or superseded. In addition, any prospectus supplement filed in relation to this prospectus shall be deemed to supercede for all purposes any earlier prospectus supplement filed in relation to this prospectus.

      We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus. Requests for these documents should be directed to Joel M. Bennett, Chief Financial Officer, JAKKS Pacific Inc., 22619 Pacific Coast Highway, Malibu, California 90265 (310) 456-7799.

      You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor any selling stockholder have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of its date.